

16022326

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
NOV 29 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2015** (MM/DD/YY) AND ENDING **9/30/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue - Suite 740
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin **212-897-4454**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

265 South Street, Suite 200	**Morristown**	**NJ**	**07960**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

Securities and Exchange
NOV 29 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Juliette Saisselin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gordian Knot Inc.**, as of **September 30** ,20 **16** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


DIANA G HILBIG
Notary Public - State of New York
NO. 01HI6310596
Qualified in New York County
My Commission Expires Aug 25, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
- [ ] (p) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2016

GORDIAN KNOT INC.

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Gordian Knot Inc.

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company"), as of September 30, 2016. This financial statement is the responsibility of Gordian Knot Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordian Knot Inc. as of September 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

November 23, 2016

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2016

ASSETS	
Cash	$ 83,137
Due from Parent	1,351,178
Leasehold deposit	101,189
Other assets	4,415
	$ 1,539,919
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Income taxes payable	$ 9,927
Accounts payable and accrued expenses	7,469
Total liabilities	17,396
Stockholder's equity	
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares	100
Additional paid-in capital	944,032
Retained earnings	578,391
Total stockholder's equity	1,522,523
	$ 1,539,919

See accompanying notes to financial statements.

Year Ended September 30, 2016

1. Nature of business

Gordian Knot Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Gordian Knot Limited. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Servicing fee income is recognized under terms outlined in a contract with Gordian Knot Limited ("the Parent") and is recorded when related expenses are incurred.

Under a servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to approximately 105% of the expenses attributable to such activities, excluding income taxes. For the year ending September 30, 2016 this amounted to $ 751,045 and is included as servicing fee income in the Statement of Operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. At September 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Related party

The Parent is a related party. Due from Parent on the Statement of Financial Condition includes amounts due to the Company pursuant to a servicing agreement.

4. Property and equipment

Details of property and equipment at September 30, 2016 are as follows:

Furniture and fixtures	$	86,308
Office equipment		96,481
Leasehold improvements		11,125
		193,914
Less Accumulated depreciation and amortization		(193,914)
	$	0

Depreciation expense for the year ended September 30, 2016 was $2,055.

5. Leasehold deposit

The Company is obligated under a lease expiring on November 30, 2016. In connection with this lease, the Company has given the lessor a letter of credit that is collateralized by a deposit account with the Company's bankers and will remain in place until the end of the lease. Since January 2013 the security deposit remained at approximately $100,000. The Company has decided not to renew this lease and from 1st December 2016 will continue its normal business using serviced office providers, as required.

6. Concentrations

The Company maintains significantly all of its cash, including the cash that collateralizes the letter of credit given to the lessor, in one financial institution. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

The revenue that the Company receives under the servicing agreement represents substantially all of the Company's revenue. In addition, the amount due from the Company's Parent represents a significant portion of the Company's assets.

Year Ended September 30, 2016

7. Commitments

The Company leases its facility under a non-cancelable lease which expires November 30, 2016. The lease provides for escalations based on certain increases in costs incurred by the lessor.

Aggregate future minimum annual rental payments in the years subsequent to September 30, 2016 are as follows

Year ending September 30, 2017	$ 43,833
	$ 43,833

Rent expense for the year ended September 30, 2016 was approximately $257,000.

8. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a base contribution of 7% to the Plan. In addition the Company may also match employee contributions, up to a set percentage, at the discretion of the Board of Directors. At September 30, 2016, the Company incurred expenses related to the Plan in the amount of approximately $21,000.

9. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company's net capital was $65,741, which was $60,741 in excess of its minimum requirement of $5,000.

10. Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted at all by Rule 15c3-3.

11. Off-balance sheet risk

The accounting standard for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

12. Income taxes

The provision for income taxes for the year ended September 30, 2016 consists of the following:

Current	
Federal	$5,107
State and Local	4,711
Total Current	$9,818